Filed by B/E Aerospace, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: B/E Aerospace, Inc.
SEC File No.: 0-18348
Date: February 7, 2017

News Release

Rockwell Collins and B/E Aerospace announce special stockholder meetings on March 9

CEDAR RAPIDS, Iowa  & WELLINGTON, Fla. (February 7, 2017) -  Rockwell Collins, Inc. (NYSE: COL) and B/E Aerospace (NASDAQ: BEAV) today announced they will each convene a special meeting of respective stockholders on Thursday, March 9, 2017 to vote on the stockholder proposals in connection with Rockwell Collins’ proposed acquisition of B/E Aerospace, Inc.

Details on the stockholder proposals and the meetings can be found in the definitive joint proxy statement/prospectus filed by Rockwell Collins and B/E Aerospace with the Securities and Exchange Commission on February 3, 2017.

Rockwell Collins and B/E Aerospace stockholders of record at the close of business on January 18, 2017, will be entitled to vote at the respective special meetings.

About Rockwell Collins
Rockwell Collins (NYSE: COL) is a pioneer in the development and deployment of innovative aviation and high-integrity solutions for both commercial and government applications. Our expertise in flight deck avionics, cabin electronics, mission communications, simulation and training, and information management is delivered by a global workforce, and a service and support network that crosses more than 150 countries. To find out more, please visit www.rockwellcollins.com.

About B/E Aerospace
B/E Aerospace (NASDAQ: BEAV) is the world’s leading manufacturer of aircraft cabin interior products. B/E Aerospace designs, develops and manufactures a broad range of products for both commercial aircraft and business jets. B/E Aerospace manufactured products include aircraft cabin seating, lighting systems, oxygen systems, food and beverage preparation and storage equipment, galley systems, and modular lavatory systems. B/E Aerospace also provides cabin interior reconfiguration, program management and certification services. B/E Aerospace sells and supports its products through its own global direct sales and product support organization. For more information, visit the B/E Aerospace website at www.beaerospace.com.
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Rockwell Collins
Investor Contact:
Ryan Miller
319-295-7575
investorrelations@rockwellcollins.com

Media Contacts:
Rockwell Collins
Pam Tvrdy-Cleary
319-295-0591
pam.tvrdy@rockwellcollins.com

B/E Aerospace, Inc.
Greg Powell
561-791-5000 ext. 1450
greg_powell@beaerospace.com

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction involving Rockwell Collins and B/E Aerospace is being submitted to the respective stockholders of Rockwell Collins and B/E Aerospace for their consideration.  In connection with the proposed transaction, Rockwell Collins filed a registration statement on Form S-4 that included a joint proxy statement/prospectus for the stockholders of Rockwell Collins and B/E Aerospace.  The registration statement was declared effective by the SEC on February 3, 2017, and a definitive joint proxy statement/prospectus has been filed with the SEC on February 3, 2017.  Each of Rockwell Collins and B/E Aerospace are mailing the definitive joint proxy statement/prospectus to their respective stockholders and may file other documents regarding the transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY ROCKWELL COLLINS OR B/E AEROSPACE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by Rockwell Collins and/or B/E Aerospace through the website maintained by the SEC at www.sec.gov. Investors and security holders are also able to obtain free copies of the documents filed by Rockwell Collins with the SEC on Rockwell Collins’ internet website at http://www.rockwellcollins.com or by contacting Rockwell Collins’ Investor Relations at Rockwell Collins, 400 Collins Rd. NE, Cedar Rapids, IA 52498 or by calling (319) 295-7575. Investors and security holders are also able to obtain free copies of the documents filed by B/E Aerospace with the SEC on B/E Aerospace’s internet website at http://www.beaerospace.com or by contacting B/E Aerospace’s Investor Relations at B/E Aerospace, Inc., 1400 Corporate Center Way, Wellington, FL or by calling (561) 791-5000.